UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2014

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-182039) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EMBRAER RELEASES FIRST quarter 2014 results

HIGHLIGHTS

Q  In the first quarter of 2014 (1Q14), Embraer delivered 14 commercial and 20 executive (17 light and 3 large) jets;

Q  The Company’s firm order backlog grew to US$ 19.2 billion, reaching its highest level since the second quarter of 2009, mainly as a result of orders in the Commercial Aviation segment;

Q  As a result of aircraft deliveries, coupled with revenues from the Company’s growing Defense & Security business, 1Q14 Revenues reached US$ 1,242.3 million;

Q  Revenues increased by more than 50% in both the Defense & Security and Executive Jets segments in 1Q14 compared to the prior year’s quarter, in line with the Company’s diversification strategy;

Q  EBIT and EBITDA1 margins were 7.4% and 12.2% respectively, in 1Q14;

Q  1Q14 Net income attributable to Embraer Shareholders and Earnings per basic ADS totaled US$ 110.6 million and US$ 0.6044, respectively;

Q  Embraer ended 1Q14 with a net cash position of US$ 52.7 million.

Main financial indicators [2]

in millions of U.S dollars, except % and earnings per share data
IFRS	(1)	(1)	(1)
	4Q13	1Q13	1Q14
Revenue	2,304.0	1,085.9	1,242.3
EBIT	462.9	39.6	92.1
EBIT Margin %	20.1%	3.6%	7.4%
EBITDA	543.6	100.4	151.0
EBITDA Margin %	23.6%	9.2%	12.2%
Adjusted Net Income ²	373.0	34.2	62.9
Net income attributable to Embraer Shareholders	264.5	30.0	110.6
Earnings per share - ADS basic (US$)	1.4513	0.1651	0.6044
Net Cash	429.3	98.2	52.7
(1) Derived from unaudited financial information.

1 EBIT, EBITDA, and their respective margins are non-GAAP measures. For more detailed information please refer to page 10.

2Adjusted Net Income is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred income tax and social contribution for the period. Furthermore, under IFRS for Embraer’s Income Tax benefits (expenses) the Company is required to record taxes resulting from unrealized gains or losses due to the impact of the changes in the Real to US Dollar exchange rate over non-monetary assets (primarily Inventory, Intangibles, and PP&E). It is important  to note that taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are accounted for in the Company’s consolidated Cash Flow statement, under Deferred income tax and social contribution, which totaled US$ 108.5 million in 4Q13, US$ 4.2 million in 1Q13, and US$ (47.7) million in 1Q14.

1

São José dos Campos, April 30, 2014 - (BM&FBOVESPA: EMBR3, NYSE: ERJ). The Company's operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with IFRS. The financial data presented in this document as of and for the quarters ended March 31, 2013 (1Q13), December 31, 2013 (4Q13) and March 31, 2014 (1Q14), are derived from the unaudited financial statements, except where otherwise stated.

REVENUES and gross margin

Embraer delivered a total of 14 commercial and 20 executive aircraft (17 light jets and 3 large jets) in 1Q14, compared to a total of 17 commercial and 12 executive aircraft (8 light jets and 4 large jets) in 1Q13. Revenues in 1Q14 totaled US$ 1,242.3 million, representing growth of 14.4% versus 1Q13, due to a combination of a higher total number of jet deliveries and significant growth of 56.7% in the Defense & Security segment. The lower number of commercial jet deliveries compared to last year as well as a product mix shift contributed to a decline in gross margin from 22.2% in 1Q13 to 21.6% in 1Q14, partially offset by higher revenues in the Defense & Security segment.

EBIT

In 1Q14, the Company’s operating profitability showed substantial improvement over that posted in 1Q13, with EBIT and EBIT margin of US$ 92.1 million and 7.4%, respectively, compared to the US$ 39.6 million EBIT and 3.6% EBIT margin registered in 1Q13, despite the slight decline in gross margin relative to last year. It is important to note that in 1Q13, the Company’s EBIT included approximately U$ 15 million in non-recurring expenses (US$ 6 million related to retroactive amounts paid for annual salary adjustments and US$ 9 million related to provisions for a labor lawsuit), and excluding the impact of these non-recurring items, 1Q13 EBIT and EBIT margin were US$ 54.6 million and 5.0%, respectively. The increase in revenues in the quarter led to higher operating leverage with respect to fixed operating expenses. This helped offset the less favorable product mix in Commercial Aviation, as well as the 8% increase in wages when compared to 1Q13. Administrative expenses totaled US$ 47.5 million in 1Q14, which was a decline from the US$ 53.3 million reported in 1Q13, demonstrating the Company’s ongoing commitment to cost efficiency and lean management. Selling expenses also declined on a year-over-year basis, with 1Q14 expenses of US$ 92.4 million down 14.5% from the US$ 108.1 million reported in 1Q13. Another driver of the improvement in the Company’s EBIT margin for 1Q14 was a decline in Research expenses, from US$ 21.4 million in 1Q13 to US$ 9.3 million in 1Q14, primarily as a result of the launch of the E-Jets E2 program in June 2013, in which program expenses are now capitalized to Intangible Assets as development costs. The Company expects Research expenses to increase throughout the year, in line with the Outlook of US$ 80 million in Research expenses for 2014. Other operating income (expense), net in 1Q14 was an expense of US$ 27.6 million compared to an expense of US$ 18.4 million in 1Q13. Furthermore, the more favorable exchange rate also contributed to the decrease in Administrative, Selling, and Research expenses in 1Q14, considering that the average Brazilian Real  to U.S. dollar rate in 1Q14 depreciated 18% compared to the same period of 2013.

net income

Net income attributable to Embraer and Earnings per basic ADS for 1Q14 were US$ 110.6 million and US$ 0.6044, respectively. Net margin reached 8.9% in 1Q14 compared to 2.8% in 1Q13, largely due to the improvement in operating income coupled with income tax income of US$ 17.7 million in 1Q14 compared to an income tax expense of US$ 2.3 million in 1Q13. The income tax income is a result of the effect of foreign exchange variation from the beginning to the end of 1Q14, in which the Real appreciated 3.4%, and  generated a deferred income tax credit on non-monetary assets. Adjusted Net Income excluding the deferred income tax and social contribution in 1Q14 was US$ 62.9 million, representing an Adjusted Net margin of 5.1% for the quarter.

2

monetary balance sheet accounts and other measures

Embraer finished 1Q14 with a net cash position of US$ 52.7 million compared to US$ 429.3 million at the end of 2013 and US$ 98.2 million at the end of 1Q13. The decline in the Company’s net cash position in 1Q14 of US$ 376.6 million is largely a consequence of increases in inventories and accounts receivable, which increased by US$ 255.0 million and US$ 127.3 million, respectively, and is generally in line with the Company’s normal quarterly seasonal pattern of deliveries.

		in millions of U.S.dollars
Financial Position Data	(2)	(1)	(1)
	2013	1Q13	1Q14
Cash and cash equivalents	1,683.7	1,684.3	1,259.5
Financial investments	939.9	876.4	1,011.0
Total cash position	2,623.6	2,560.7	2,270.5
Loans short-term	79.3	370.3	79.3
Loans long-term	2,115.0	2,092.2	2,138.5
Total loans position	2,194.3	2,462.5	2,217.8
Net cash*	429.3	98.2	52.7
* Net cash = Cash and cash equivalents + Financial investments short-term - Loans short-term and long-term
(1) Derived from unaudited financial information.
(2) Derived from audited financial information.

Considering the above, Net cash used by operating activities was an outflow of US$ 300.4 million in 1Q14 and Free cash flow3 for the quarter was negative US$ 403.9 million. The table below presents a reconciliation of the Company’s free cash flow to its operating cash flow for the periods indicated.

				in millions of U.S.dollars
IFRS	1Q13	2Q13	3Q13	4Q13	1Q14
Net cash generated (used) by operating activities	(369.7)	412.6	200.5	321.2	(300.4)
Financial investments adjustment (1)	287.0	(226.6)	(98.4)	440.2	27.4
Additions to property, plant and equipment	(50.4)	(124.8)	(106.2)	(156.2)	(47.6)
Additions to intangible assets	(67.7)	(59.6)	(80.3)	(109.0)	(83.3)
Free cash flow	(200.8)	1.6	(84.4)	496.2	(403.9)
(1) Financial investments and unrealized gain (losses)

Additions to total PP&E were US$ 47.6 million in 1Q14, including values related to spare parts pool programs, aircraft under lease or available for lease, and CAPEX. Of the total 1Q14 PP&E, CAPEX amounted to US$ 36.8 million, and Additions of Pool program spare parts totaled US$ 10.8 million. It is important to note that a portion of the reported CAPEX includes expenditures related to certain contracted capital expenditures on equipment and facilities, primarily in the Defense & Security segment. These expenditures are included in the terms and conditions of their respective contracts and consequently are not considered part of the Company’s CAPEX outlook of US$ 250 million for 2014. This contracted CAPEX totaled US$ 31.8 million in 1Q14, as outlined in the table below. Excluding these expenditures, the Company’s CAPEX for 1Q14 was US$ 5.0 million. As CAPEX investments are expected to ramp-up for the remainder of 2014, the Company’s total CAPEX investment in 2014 should be in line with its Outlook for the year.

3 Free cash flow is a non-GAAP measure. The Company calculates Free cash flow taking into account mainly investments in PP&E, product development expenditures, which are recorded under Intangible, and changes in short-term investments (Financial investments). It´s important to mention that Operating cash flow does not include the cash invested in product development. It includes changes in Financial investments which do not represent changes in the Company’s net cash position since additions or reductions in Financial investments reflect changes in the maturity profile of the Company’s short-term investments and, as a consequence, do not represent increases or decreases in the Company’s Free cash flow. Additionally, Operating cash flow includes changes in court-mandated escrow deposits, which in its essence is not operational cash and shall be disregarded for Free cash flow calculation purposes. Therefore, Embraer’s free cash flow is represented by the operating cash flow adjusted by Addition to property, plant and equipment (PP&E), Addition to intangible assets, Other assets and Financial investments. For more detailed information please refer to page 10.

3

				in millions of U.S.dollars
	1Q13	2Q13	3Q13	4Q13	1Q14
Additions	67.7	59.6	80.3	109.0	83.3
Contributions from suppliers	-	-	(25.0)	(26.8)	(58.6)
Development (Net of contributions from suppliers)	67.7	59.6	55.3	82.2	24.7
Research	21.4	30.2	9.2	13.9	9.3
R&D	89.1	89.8	64.5	96.1	34.0

	1Q13	2Q13	3Q13	4Q13	1Q14
CAPEX	44.9	72.9	76.2	100.0	36.8
Contracted CAPEX (Included in CAPEX)	6.2	15.1	28.0	51.8	31.8
Additions of aircraft available for or under lease	1.2	36.6	17.2	6.5	-
Additions of Pool programs spare parts	4.3	15.3	12.8	49.7	10.8
PP&E	50.4	124.8	106.2	156.2	47.6

In 1Q14, Embraer invested a total of US$ 83.3 million in product development, which was partially offset by the addition of US$ 58.6 million in contributions from suppliers. These supplier contributions are primarily related to the development of the E-Jets E2 program in the Commercial aviation segment. As Development investments are expected to ramp-up for the remainder of 2014, the Company’s total Development investment in 2014 should be in line with its US$ 320 million Outlook for the year. The following tables outline the detailed investments in PP&E and R&D for the periods indicated.

The Company’s total debt increased from US$ 2,194.3 million at the end of 4Q13 to US$ 2,217.8 million at the end of 1Q14, due to a US$ 23.5 million increase in long-term loans to end 1Q14 at US$ 2,138.5 million, while short-term loans remained stable and finished 1Q14 at US$ 79.3 million. The average loan maturity of the Company’s debt at the end of 1Q14 fell to 5.9 years and is in line with the Company’s business cycle.

The cost of Dollar denominated loans fell slightly from 5.82% to 5.81% per year. The cost of Real denominated loans increased from 6.17% to 6.39% per year, due to the general rise in interest rates in the Brazilian economy. The Company’s EBITDA over the last 12 months (EBITDA LTM) to financial expenses (gross) through 1Q14 was 8.02 compared to 6.85 through 1Q13. At the end of 1Q14, 30% of total debt was denominated in Reals.

Embraer’s cash allocation management strategy continues to be one of its most important tools to mitigate exchange rate risks. By balancing cash allocation in Real and Dollar denominated assets, the Company attempts to neutralize its balance sheet exchange rate exposure. Of total cash and equivalents at the end of 1Q14, 41% was denominated in US Dollars.

Complementing its strategy to mitigate exchange rate risks, the Company entered into certain financial hedges in order to reduce its 2014 cash flow exposure.

The Company’s cash flow exposure is due to the fact that approximately 10% of its net revenues are denominated in Reals  and approximately 25% of its total costs are also denominated in Reals. Having more Real  denominated costs than revenues generates this cash flow exposure. For 2014, approximately 60% of the Company’s Real  exposure is hedged if the US Dollar depreciates below R$ 2.00. For exchange rates above this level, the Company will benefit from the upside up to an average exchange rate cap of R$ 3.50.

operational balance sheet accounts

		in millions of U.S.dollars
Financial Position Data	(2)	(1)	(1)
	2013	1Q13	1Q14
Trade accounts receivable	578.7	542.9	706.0
Customer and commercial financing	73.7	96.4	79.2
Inventories	2,287.3	2,510.3	2,542.3
Property, plant and equipment	1,993.3	1,786.9	1,990.5
Intangible	1,109.1	1,015.5	1,116.0
Trade accounts payable	1,013.6	911.7	951.9
Advances from customers	1,007.0	1,194.9	1,073.7
Total shareholders' equity	3,632.2	3,358.4	3,738.6
(1) Derived from unaudited financial information.
(2) Derived from audited financial information.

The Company’s Trade accounts receivable increased US$ 127.3 million from the end of 4Q13 to end 1Q14 at US$ 706.0 million. Inventories increased US$ 255.0 million from the end of 4Q13 to US$ 2,542.3 million at the end of 1Q14, primarily due to the normal seasonal pattern of investment in inventory. Customer and commercial financing, Trade accounts payable, and Advances from customers remained relatively stable.

Intangibles increased by US$ 6.9 million from the end of 4Q13 to US$ 1,116.0 million at the end of 1Q14 as a consequence of investments in product development and amortization coupled with the receipt of contributions from suppliers to the Company’s ongoing development programs. Property, plant and equipment decreased by US$ 2.8 million to US$ 1,990.5 million at the end of 1Q14 as depreciation was higher than CAPEX in the quarter.

5

Total Backlog

During 1Q14, Embraer delivered a total of 14 commercial and 20 executive aircraft. Considering all deliveries, as well as firm orders obtained during the period, the Company’s firm order backlog increased to US$ 19.2 billion at the end of the quarter. The following chart presents the Company’s backlog evolution through 1Q14.

segment Results

On a segment basis, Embraer’s revenue mix in 1Q14 varied relative to that reported in 1Q13, consistent with the Company’s diversification strategy. Revenues from the Defense & Security and Executive Jets segments represented 31.8% and 21.5%, respectively, of consolidated Revenues in 1Q14, compared to 23.2% and 16.1%, respectively, of consolidated Revenues in 1Q13. The Defense & Security segment reported the largest increase in terms of its proportion of consolidated Revenues, driven by segment revenue growth of 56.7% in 1Q14 compared to 1Q13, and the Executive Jets segment posted year-over-year revenue growth of 52.5% in the quarter. The increased participation of the Executive Jets and Defense & Security segments was offset by a decline in the Commercial Aviation segment’s proportion of total Revenues, which fell from 58.9% in 1Q13 to 44.7% in 1Q14. The Defense & Security and Executive Jets segments combined are expected to represent a slightly larger portion of total Revenues in 2014 relative to 2013, in line with the Company’s Guidance.

				in millions of U.S.dollars
Net revenue	(1)		(1)		(1)
by segment	4Q13%		1Q13%		1Q14%
	US$M	%	US$M	%	US$M	%
Commercial Aviation	1,119.6	48.6	639.6	58.9	555.3	44.7
Defense & Security	369.3	16.0	251.7	23.2	394.3	31.8
Executive Jets	784.7	34.1	175.3	16.1	267.4	21.5
Others	30.4	1.3	19.3	1.8	25.3	2.0
Total	2,304.0	100.0	1,085.9	100.0	1,242.3	100.0
(1) Derived from unaudited financial information.

6

Commercial Aviation

During 1Q14, Embraer delivered 14 commercial aircraft, as follows:

Deliveries	4Q13	1Q13	1Q14
Commercial Aviation	32	17	14
EMBRAER 170	1	1	1
EMBRAER 175	12	2	8
EMBRAER 190	14	8	4
EMBRAER 195	5	6	1

Embraer Commercial Aviation in February disclosed a contract with India’s Air Costa for a firm order for 50 E-Jets of the E2 version, with purchase rights for an additional 50 aircraft. The acquisition is a mix of 25 E190-E2s and 25 E195-E2s and has an estimated value of US$ 2,940 million, based on 2014 list prices. The purchase rights are for another 25 E190-E2s and 25 E195-E2s. This transaction raises the total E-Jets E2 orders to 200 firm and 200 options and/or purchase rights since the launch of the E2 program in June 2013.

In March, Embraer celebrated the tenth anniversary of the first deliveries of the E-Jets family. On March 8, 2004, LOT Polish Airlines and US Airways each received an E170.  US Airways was the launch customer of the E-Jets in the United States. The Polish airline was the first to operate the E170 on a regular commercial flight, on March 17, 2004, between Warsaw, Poland, and Vienna, Austria.

Embraer rolled out the first series enhanced E175 on March 12, 2014, featuring aerodynamic improvements that reduce the aircraft’s fuel burn. The modifications include the development of a new wingtip, systems optimization, and other aerodynamic refinements. The new enhanced E175 aircraft recorded impressive results, achieving fuel consumption that is 6.4% less than the original E175, exceeding the earlier reported savings of up to 5%.

Also during the quarter, Embraer delivered the first E175 jets to SkyWest Inc. (SkyWest) and United Airlines, both in the United States, as part of their respective contracts signed in 2013. SkyWest, based in the state of Utah, has an order for 40 E175 jets, while United Airlines ordered 30 jets of the same model.

In the Commercial jet market segment of planes with 70 to 130 seats, Embraer is the leader with more than 50% of sales and 60% of deliveries worldwide since the entry into service of the E-Jets in 2004. The table below presents information relating the Company’s Commercial Aviation backlog and deliveries through 1Q14.

Commercial Aviation	Firm Orders	Options	Total	Deliveries	Firm Backlog
Backlog
E170	188	26	214	188	-
E175	375	372	747	195	180
E190	568	163	731	500	68
E195	145	22	167	129	16
E175-E2	100	100	200	-	100
E190-E2	50	50	100	-	50
E195-E2	50	50	100	-	50
TOTAL E-JETS	1,476	783	2,259	1,012	464

Executive aviation

The Executive aviation segment delivered 17 light jets and 3 large jets, totaling 20 aircraft in 1Q14. The result was higher than that reported in 1Q13, with significant growth of light jet deliveries.

7

Deliveries	4Q13	1Q13	1Q14
Executive Aviation	53	12	20
Light Jets	38	8	17
Large Jets	15	4	3

In February 2014, the General Aviation Manufacturers Association published the official 2013 industry deliveries report and, according to the institution and Embraer analysis, the Phenom 300 was the most delivered executive jet during 2013. In the period, 60 new aircraft were received by customers around the world.

During the first quarter of 2014, Embraer Executive Jets continued to stand out in the light jets segment and delivered the 300th Phenom 100. Embraer has reached this mark just five years after the Phenom 100’s entry into service.

The first Legacy 650 manufactured by HEAI was delivered in January 2014. HEAI is a joint venture of Embraer with Harbin Aircraft Industry and is responsible for manufacturing the Legacy 600/650 in China.

Embraer inaugurated a new Service Center for its executive jets on March 27th 2014, located at Bertram Luiz Leupolz (SOD) Airport, in the city of Sorocaba, Brazil. The Company’s new facility, which represents an investment of more than US$ 25 million, is expected to generate up to 250 direct and specialized jobs over the coming years. Besides maintenance services, the new facility will also perform FBO (Fixed Base Operations) services, comprising basis for arrival, parking, and departure operations for executive aircraft, among other services.

The Embraer Executive Jets fleet, which currently consists of more than 740 aircraft, reached the milestone of one million total flight hours during the first quarter of 2014.

Defense & security

The Company continues to develop a series of campaigns for a variety of purposes that include: transportation for government and military authorities; pilot training and light attack; intelligence, surveillance, and reconnaissance systems; remote sensing and monitoring; aircraft modernization; military transportation; and command and control systems and services. Embraer is currently leading several projects that are important for Brazil, such as the development of the KC-390 medium lift military transport jet and the Integrated Border Monitoring System (SISFRON).

Embraer Defense & Security started the assembly of the Super Tucano aircraft for the Light Air Support (LAS) program of the United States Air Force in Jacksonville, Florida, with the first deliveries expected in mid-2014.

Regarding the aircraft modernization programs, in March 2014, Embraer Defense & Security concluded the modernization of the second aircraft of the A-1M program for the Brazilian Air Force (FAB). The A-1M program provides for the refurbishing and modernization of 43 subsonic AMX jets, 23 of which are already at the Company’s facilities.

The Company has already received seven FAB F-5 fighter jets, now in different stages of modernization, under its modernization program for a total of 11 jets.

In the Air Traffic Control segment, the SAGITARIO system was installed and began operations in the ACC Amazônico (ACC: Area Control Center). With this event, all Brazilian en-route Air Traffic Control is performed with the SAGITARIO system, developed by Embraer.

Savis Tecnologia e Sistemas S.A., the lead company of the Tepro Consortium, hired by the Brazilian Army to integrate and implement the Sisfron (Integrated Border Monitoring System) Project, recently concluded the delivery of the Military Operations Center of the Western Military Command, in the city of Campo Grande, Mato Grosso do Sul. This is Sisfron’s first Command and Control Center, which incorporates cutting edge equipment and will make it possible to analyze the data collected by the sensors, to have situational awareness, and to support decisions and the communication of instructions for the operations under the responsibility of the Military Command of that area.

8

SEC/DOJ INVESTIGATIONS UPDATE

The Company received a subpoena from the SEC in September, 2010, which inquired about certain operations concerning sales of aircraft abroad. In response to this SEC-issued subpoena and associated inquiries into the possibility of non-compliance with the U.S. Foreign Corrupt Practices Act, the Company retained outside counsel to conduct an internal investigation on transactions carried out in three specific countries.

Since then, in response to additional information, the Company has voluntarily expanded the scope of the internal investigation to include sales in additional countries and has reported on those matters to the SEC and the U.S. Department of Justice. The internal investigation and related government inquiries concerning these matters remain ongoing. The Company will continue to respond to any additional information and cooperate with the SEC, DOJ and other relevant authorities, as circumstances warrant. The Company, with the support of its outside counsel, has concluded that it is still not possible to estimate the duration, scope or results of the internal investigation or related inquiries by relevant authorities. In the event that the authorities take action against the Company with respect to these or any related matters that may arise in the future, or the Company enters into an agreement to settle such matters, the Company may be required to pay substantial fines and/or to incur other sanctions or liabilities. The Company, based upon the opinion of its outside counsel, believes that there is no basis for estimating reserves or quantifying any possible contingency at this time.

9

Reconciliation OF IFRS and “non gaap” information

		in millions of U.S.dollars
EBITDA Reconciliation	(1)	(1)	(1)

We define Free cash flow as operating cash flow less Additions to property, plant and equipment, Additions to intangible assets, Financial investments and Other assets. Free cash flow is not an accounting measure under IFRS. Free cash flow is presented because it is used internally as a measure for evaluating certain aspects of our business. The Company also believes that some investors find it to be a useful tool for measuring Embraer's cash position. Free cash flow should not be considered as a measure of the Company's liquidity or as a measure of its cash flow as reported under IFRS. In addition, Free cash flow should not be interpreted as a measure of residual cash flow available to the Company for discretionary

LTM* (IFRS)	4Q13	1Q13	1Q14
Net Income Attributable to Embraer	342.0	273.2	422.7
Noncontrolling interest	4.0	0.2	5.3
Income tax (expense) income	256.4	295.1	236.4
Financial income (expense), net	96.4	6.3	86.2
Foreign exchange gain (loss), net	14.6	(8.9)	15.5
Depreciation and amortization	290.6	277.2	288.6
EBITDA LTM	1,004.0	843.1	1,054.7
(1) Derived from unaudited financial information.
* Last Twelve Months

expenditures, since the Company may have mandatory debt service requirements or other nondiscretionary expenditures that are not deducted from this measure. Other companies in the industry may calculate Free cash flow differently from Embraer for purposes of their earnings releases, thus limiting its usefulness for comparing Embraer to other companies in the industry.

EBITDA LTM represents earnings before interest, taxation, depreciation and amortization accumulated over a period of the last 12 months. It is not a financial measure of the Company’s financial performance under IFRS. EBIT as mentioned in this press release refers to earnings before interest and taxes, and for purposes of reporting is the same as that reported on the Income Statement as Operating Profit before Financial Income.

EBIT and EBITDA are presented because they are used internally as measures to evaluate certain aspects of the business. The Company also believes that some investors find them to be useful tools for measuring a Company’s financial performance. EBIT and EBITDA should not be considered as alternatives to, in isolation from, or as substitutes for, analysis of the Company’s financial condition or results of operations, as reported under IFRS. Other companies in the industry may calculate EBIT and EBITDA differently from Embraer for the purposes of their earnings releases, limiting EBIT and EBITDA’s usefulness as comparative measures.

Some Financial Ratios based on “non GAAP” information

Certain Financial Ratios - IFRS	(1)	(1)	(1)
	4Q13	1Q13	1Q14
Total debt to EBITDA LTM (i)	2.19	2.92	2.10
Net cash to EBITDA LTM (ii)	0.43	0.12	0.05
Total debt to capitalization (iii)	0.38	0.40	0.37
LTM EBITDA to financial expense (gross) (iv)	7.57	6.85	8.02
LTM EBITDA (v)	1,004.0	843.1	1,054.7
LTM Interest and commissions on loans (vi)	132.5	123.1	131.5
(1) Derived from unaudited financial information.

(i) Total debt represents short and long-term loans and financing.

(ii) Net cash represents cash and cash equivalents, plus financial investments, minus short and long-term loans and financing.

(iii) Total capitalization represents short and long-term loans and financing, plus shareholders equity.

(iv) Financial expense (gross) includes only interest and commissions on loans.

(v) The table at the end of this release sets forth the reconciliation of Net income to adjusted EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods.

(vi) Interest expense (gross) includes only interest and commissions on loans, which are included in Interest income (expense), net presented in the Company’s consolidated Income Statement

10

FINANCIAL STATEMENTS

EMBRAER - S.A.
CONSOLIDATED STATEMENTS OF INCOME
(in millions of U.S.dollars, except earnings per share)

	Three months ended on
	(1)	(1)	(1)
	31 Dec, 2013	31 Mar, 2013	31 Mar, 2014

REVENUE	2,304.0	1,085.9	1,242.3
Cost of sales and services	(1,736.3)	(845.0)	(973.4)
Gross profit	567.7	240.9	268.9

OPERATING INCOME ( EXPENSE )
Administrative	(52.4)	(53.3)	(47.5)
Selling	(113.0)	(108.1)	(92.4)
Research	(13.9)	(21.4)	(9.3)
Other operating income (expense), net	73.6	(18.4)	(27.6)
Equity in gain or losses of associates	0.9	(0.1)	-

OPERATING PROFIT BEFORE FINANCIAL INCOME	462.9	39.6	92.1
Financial (expenses) income, net	(71.9)	(7.4)	2.9
Foreign exchange gain (loss), net	(10.9)	0.5	(0.4)

PROFIT BEFORE TAXES ON INCOME	380.1	32.7	94.6

Income tax (expense) income	(115.1)	(2.3)	17.7

NET INCOME	265.0	30.4	112.3

Attributable to:
Owners of Embraer	264.5	30.0	110.6
Noncontrolling interest	0.5	0.4	1.7

Weighted average number of shares (in thousands)

Basic	729.0	727.0	732.0
Diluted	732.8	730.9	736.2

Earnings per share

Basic	0.3628	0.0413	0.1511
Diluted	0.3609	0.0410	0.1502

Earnings per share - ADS basic (US$)	1.4513	0.1651	0.6044
Earnings per share - ADS diluted (US$)	1.4438	0.1642	0.6009
(1) Derived from unaudited financial statements.

11

EMBRAER - S.A.
CONSOLIDATED STATEMENTS OFCASH FLOWS
(in millions of U.S.dollars)

	Three months ended on
	(1)	(1)	(1)
	31 Dec, 2013	31 Mar, 2013	31 Mar, 2014
Operating activities
Net income	265.0	30.4	112.3
Items not affecting cash and cash equivalents
Depreciation	37.5	34.2	37.5
Amortization	43.2	26.6	21.4
Allowance (reversal) for inventory obsolescence	(0.2)	2.3	(4.4)
Contribution from suppliers	(7.8)	(5.7)	(3.9)
Inventory reserves	11.1	3.5	(0.8)
Deferred income tax and social contribution	108.5	4.2	(47.7)
Accrued interest	4.2	11.4	0.9
Equity in the losses of associates	0.2	3.4	-
Share-based remuneration	1.6	1.7	-
Foreign exchange gain (loss), net	1.9	4.7	0.5
Residual value guarantee	6.0	1.9	(6.1)
Other	0.3	(8.8)	0.1
Changes in assets:
Financial investments (2)	(452.4)	(297.2)	(51.4)
Derivative financial instruments	5.4	(2.2)	3.6
Collateralized accounts receivable and accounts receivable	(50.4)	(11.1)	(118.0)
Customer and commercial financing	(0.2)	13.3	(5.5)
Inventories	471.8	(358.6)	(239.2)
Other assets	134.2	(6.4)	(72.5)
Changes in liabilities:
Trade accounts payable	73.8	140.9	(67.3)
Non-recourse and recourse debt	(1.2)	(0.8)	0.3
Other payables	24.9	21.2	58.1
Contribution from suppliers	-	-	26.7
Advances from customers	(146.7)	193.3	52.7
Taxes and payroll charges payable	(63.8)	(44.7)	(4.2)
Financial guarantee	(118.4)	(120.7)	(4.4)
Provisions	15.5	16.4	0.5
Unearned income	(42.8)	(22.9)	10.4

Net cash generated by (used in) operating activities	321.2	(369.7)	(300.4)

Investing activities
Additions to property, plant and equipment	(156.2)	(50.4)	(47.6)
Proceeds from sale of property, plant and equipment	(0.1)	0.1	0.1
Additions to intangible assets	(109.0)	(67.7)	(83.3)
Business acquisitions, net of cash acquired	2.5	-	-
Acquisition of non controlling interest	(17.3)	-	-
Bonds and securities	(0.6)	(0.9)	(0.1)

Net cash used in investing activities	(280.7)	(118.9)	(130.9)
Financing activities
Proceeds from borrowings	233.0	422.6	47.7
Repayment of borrowings	(196.0)	(37.4)	(48.1)
Dividends and interest on own capital	(11.7)	(14.4)	(26.1)
Treasury shares	0.5	5.4	11.4

Net cash generated by (used in) financing activities	25.8	376.2	(15.1)
Increase (decrease) in cash and cash equivalents	66.3	(112.4)	(446.4)
Effects of exchange rate changes on cash and cash equivalents	(13.0)	(0.3)	22.2
Cash and cash equivalents at the beginning of the period	1,630.3	1,797.0	1,683.7
Cash and cash equivalents at the end of the period	1,683.7	1,684.3	1,259.5

(1) Derived from unaudited financial statements.
(2) Include Unrealized (gain) on Financial investments, 4Q13 (12.2), 1Q13 (10.1) and 1Q14 (24.0)

12

EMBRAER - S.A.
CONSOLIDATED STATEMENT OFFINANCIAL POSITION
(in millions of U.S. dollars)

	(1)	(2)
A S S E T S	As of December 31,	As of March 31,
	2013	2014
Current assets
Cash and cash equivalents	1,683.7	1,259.5
Financial investments	939.9	1,011.0
Trade accounts receivable, net	572.2	699.4
Derivative financial instruments	14.6	11.9
Customer and commercial financing	9.6	20.4
Collateralized accounts receivable	10.5	11.0
Inventories	2,287.3	2,542.3
Other assets	250.0	327.8
	5,767.8	5,883.3

Non-current assets
Financial investments	45.4	45.4
Trade accounts receivable	6.5	6.6
Derivative financial instruments	15.8	15.4
Customer and commercial financing	64.1	58.8
Collateralized accounts receivable	415.4	415.3
Guarantee deposits	574.7	561.2
Deferred income tax	8.5	8.1
Other assets	141.9	161.7

Property, plant and equipment, net	1,993.3	1,990.5
Intangible assets	1,109.1	1,116.0
	4,374.7	4,379.0

TOTAL ASSETS	10,142.5	10,262.3
(1) Derived from audited financial information.
(2) Derived from unaudited financial information.

13

EMBRAER - S.A.
CONSOLIDATED STATEMENT OFFINANCIAL POSITION
(in millions of U.S. dollars)

	(1)	(2)
LIABILITIES	As of December 31,	As of March 31,
	2013	2014
Current liabilities
Trade accounts payable	1,013.6	951.9
Loans and financing	79.3	79.3
Non-recourse and recourse debt	12.1	15.2
Other payables	304.8	353.5
Contribution from suppliers	33.6	1.6
Advances from customers	875.9	972.9
Derivative financial instruments	13.7	14.1
Taxes and payroll charges payable	133.1	116.9
Income tax and social contribution	18.8	46.7
Financial guarantee and residual value	90.0	89.9
Provisions	98.5	103.8
Dividends payable	45.7	36.0
Unearned income	173.6	216.5
	2,892.7	2,998.3
Non-current liabilities
Loans and financing	2,115.0	2,138.5
Non-recourse and recourse debt	388.1	385.3
Other payables	88.3	97.5
Advances from customers	131.1	100.8
Taxes and payroll charges payable	215.6	209.8
Deferred income tax and social contribution	209.2	161.1
Financial guarantee and residual value	203.5	192.8
Provisions	165.7	171.0
Unearned income	101.1	68.6
	3,617.6	3,525.4
TOTAL LIABILITIES	6,510.3	6,523.7
SHAREHOLDERS' EQUITY
Capital	1,438.0	1,438.0
Treasury shares	(103.8)	(78.7)
Revenue reserves	2,205.2	2,205.3
Share-based remuneration	27.8	27.8
Retained earnings	-	80.8
Other Comprehensive Income	(33.9)	(33.8)
	3,533.3	3,639.4
Non-controlling interest	98.9	99.2
Total company's shareholders' equity	3,632.2	3,738.6
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	10,142.5	10,262.3
(1) Derived from audited financial information.
(2) Derived from unaudited financial information.

14

Investor Relations

Luciano Froes, Caio Pinez, Christopher Thornsberry, Cláudio Massuda, Nádia Santos and Paulo Ferreira

(+55 12) 3927-4404

investor.relations@embraer.com.br

http://ri.embraer.com.br

Follow Embraer’s IR Department on twitter: @IREmbraer

CONFERENCE CALL INFORMATION

Embraer will host a conference call to present its 1Q14 Results on Wednesday, April 30, 2014 at 12:00pm (SP) / 11:00am (NY). The conference call will also be broadcast live over the web at http://ri.embraer.com.br

Telephones:

Operator Assisted (US/ Canada) Toll-Free Dial-In Number: (877) 846-1574

Operator Assisted International Dial-In Number: (708) 290-0687

Your own International Toll-Free number for Brazil: 0800 047 4803 (land line) and 0800 047 4801 (cell phone)

Code: 21691536

ABOUT EMBRAER

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake any obligation to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2014

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer